FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Wins Major Award from Pemex for an Integrated

Subsalt Seismic Acquisition & Imaging Project in

Mexico’s Perdido Area

Paris, France – October 25, 2016

CGG announced today that it has been awarded a major contract by Pemex to deliver an orthogonal wide-azimuth integrated solution designed to optimize subsalt seismic imaging in the geologically complex deep waters of the Perdido area.

A new wide-azimuth survey, covering approximately 10,000 km2, will be acquired perpendicularly over the existing wide-azimuth seismic data acquired by CGG in 2010. Imaging of this first large-scale combined orthogonal wide-azimuth dataset for Pemex is expected to provide significantly enhanced subsalt imaging results due to the improved illumination of the targets beneath the complex salt canopy.

The survey will commence in early 2017 with delivery of Fast Trax pre-stack depth migration RTM results by the end of the year and full production processing results in 2018. The data will be processed in CGG’s Villahermosa and Houston subsurface imaging centers.

Jean-Georges Malcor, CEO, CGG, said: “CGG is proud to have been selected to conduct Mexico’s first offshore orthogonal wide-azimuth program to address the significant imaging challenges relating to the presence of complex geology and salt structures in the deepwater Perdido area. CGG has historically been a key provider of high-end seismic services to Pemex and has an invaluable 28-year track record of operational experience in Mexico. We are delighted to have the opportunity to continue developing our longstanding partnership with Pemex to support their exploration & development plans.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 25th, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO